UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 4, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alnylam Pharmaceuticals, Inc.

File No. 1-36407 - CF#33181

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Alnylam Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2015.

Based on representations by Alnylam Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 1, 2025
Exhibit 10.2	through January 8, 2025
Exhibit 10.3	through July 6, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary